UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Across America Real Estate Exchange, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
00501P108
(CUSIP Number)
Joseph Zimlich
262 East Mountain Ave.
Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00501P108

1	NAMES OF REPORTING PERSONS BOCO Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		2,789,768

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,789,768

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,744,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — Limited Liability Company

CUSIP No.	00501P108

1	NAMES OF REPORTING PERSONS WestMountain Prime, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		1,955,227

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,955,227

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,744,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — Limited Liability Company

CUSIP No.	00501P108

1	NAMES OF REPORTING PERSONS Pat Stryker Living Trust, dated October 14, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		4,744,995

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,744,995

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,744,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — Trust

CUSIP No.	00501P108

1	NAMES OF REPORTING PERSONS Pat Stryker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		4,744,995

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,744,995

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,744,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	00501P108
ITEM 1. SECURITY AND ISSUER.
This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Across America Real Estate Exchange, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 7660 Goddard Street, Suite 100, Colorado Springs, CO 80920.
ITEM 2. IDENTITY AND BACKGROUND.
The persons filing this statement (collectively, the “Reporting Persons”) are:
(a)	BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

(b)	WestMountain Prime, LLC, a Colorado limited liability company (“WMP”)

(c)	Pat Stryker Living Trust, dated October 14, 1976, as amended; and

(d	Pat Stryker, a Colorado resident.
BOCO and WMP are Colorado limited liability companies. The principal business of BOCO and WMP is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.
The business address of each of the Reporting Persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On February 24, 2010, pursuant to a Merger transaction by and among the Company, its wholly-owned subsidiary, and Accredited Members, Inc., BOCO Investments, LLC (“BOCO”) became the owner of 2,789,768 shares of Common Stock of the Company. BOCO had previously owned 100,000 shares of Common Stock and acquired 2,689,768 shares of Common Stock, post merger, as a result of its prior ownership of common shares of Accredited Members, Inc. , which combined the ownership as a result of the Merger. WMP became the owner of 1,955,227 shares of Common Stock of the Company. WMP acquired 1,085,166 shares of Common Stock, post merger, as a result of its prior ownership of common shares of Accredited Members, Inc. WMP also converted a total of $185,000 of debt owed to it by the Company into 870,061 shares of Common Stock, which combined the ownership as a result of the Merger. The merger agreement also provides that upon the Merger transaction being effective, the Company will cause its Board of Directors to be increased to two persons and J.W. Roth was appointed to fill the vacancy created. Pursuant to the merger agreement the Company expects to appoint two additional persons to its Board of Directors after the closing, and this is expected to occur in approximately fifteen days after the completion of the Merger transaction.

CUSIP No.	00501P108
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons hold the shares of Company Common Stock for investment. In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions. Except as set forth above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule I 3D.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.
(a) As of February 24, 2010, based upon information provided by the Company, there were 28,654,010 shares of Common Stock outstanding as a result of the transaction described in Item 3. The Reporting Persons interest in the Common Stock of the Company is as follows:
(a)	BOCO owns 2,789,768 common shares or 9.6% of the issued and outstanding shares of Common Stock of the Company. As noted in subparagraph (d) below, the Reporting Persons beneficially own 16.34% of the Company’s outstanding common stock, although the Reporting Persons disclaim beneficial ownership of 329,463 shares as discussed in subparagraph (c) below.

(b)	WMP directly owns 1,955,227 shares of Company Common Stock, or 6.8% of the issued and outstanding shares of Common Stock of the Company.

(c)	WMP owns approximately 49.6% of WestMountain Blue, LLC, a private Colorado limited liability company, which in turn owns 90% of WestMountain Asset Management, Inc., a publicly reporting company under the Securities Exchange Act of 1934. West Mountain Asset Management, Inc. owns 329,463 shares of Company Common Stock. While the Reporting Persons maybe deemed to beneficially own some or all of the shares of Company Common Stock owned by West Mountain Asset Management, the Reporting Persons disclaim beneficial ownership in any such shares.

(d)	The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended. Thus, the Reporting Persons beneficially own 4,744,995 shares of Company Common Stock, representing total beneficial ownership of 16.34% of the Company’s outstanding common stock; however, as noted in (c) above, the Reporting Persons disclaims beneficial ownership as to the securities held by WestMountain Asset Management, Inc.

CUSIP No.	00501P108
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
The following Exhibit is attached hereto and incorporated by reference:
99.1	Joint Filing Agreement dated March 1, 2010.

CUSIP No.	00501P108
SIGNATURE
Signatures:
After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

BOCO INVESTMENTS, LLC
By:	Bohemian Asset Management, Inc. its Manager

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

WESTMOUNTAJN PRIME, LLC
By:	BOCO Investments, LLC, its Majority Member

/s/ Joseph C. Zimlich
Joseph C. Zimlich, Manager

PAT STRYKER LIVING TRUST
/s/ Pat Stryker
Pat Stryker, Trustee

/s/ Pat Stryker
Pat Stryker, Individually